THE LAW OFFICE OF
CONRAD C. LYSIAK, P.S.
601 West First Avenue, Suite 903
Spokane, Washington 99201
(509) 624-1475
FAX: (509) 747-1770
EMAIL: cclysiak@lysiaklaw.com

January 3, 2012

Mr. Patrick Gilmore
Accounting Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-3561

RE:	HDS International Corp.
Form 10-K for fiscal year ended 12-31-2010
Filed March 29, 2011
Form 8-K filed August 17, 2011
File No. 000-53949

Dear Mr. Gilmore:

Please be advised that I represent HDS International Corp. (the “Company”).  The Company is in receipt of your letter dated December 22, 2011 and is in the process of preparing a response thereto which includes an amended Form 8-K.  As of the date hereof, the Company is unable to complete the preparation of the amended Form 8-K, but believes that it can do so within 15 business days.  Accordingly, and pursuant to my telephone conversation with Ms. Jaime John, the Company anticipates filing an amended Form 8-K within 15 business days from the date of this letter.

Yours truly,

The Law Office of Conrad C. Lysiak, P.S.

BY:	CONRAD C. LYSIAK
Conrad C. Lysiak

CCL: hdw

cc:  HDS International Corp.